WESTERN ASSET FUNDS, INC.

100 International Drive

Baltimore, Maryland 21202

September 9, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Delaying Amendment for Registration Statement of Western Asset Funds, Inc. on Form N-14 (File No. 333-266831)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Western Asset Funds, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Western Asset Global High Yield Bond Fund, a series of Legg Mason Partners Income Trust, into the Western Asset High Yield Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2022 (0001193125-22-219947) and was scheduled to go effective September 12, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Fort Lauderdale, State of Florida, on the 9th day of September, 2022.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Registrant, at (617) 951-7114.

Very truly yours,

/s/ Marc De Oliveira
Marc De Oliveira
Secretary